Report Regarding Subsidiary Inclusion

Kumho Investment Bank has been included as a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori”) as of June 21, 2013.

Key Details:

•	Name of Company: Kumho Investment Bank

•	Business Type: Banking (including lending and deposit-taking, securities and international finance)

•	Summary Financial Information of Kumho Investment Bank (as of March 2012)

(unit: Won in millions)

Total Assets	Total Liabilities	Shareholder’s Equity	Capital
1,434,025	1,375,569	58,456	89,951

•	Shareholding of Woori in Kumho Investment Bank: 139,295,220 shares (41.6% of total shares)

•	Acquisition Price of Kumho Investment Bank: Won 69,648 million (0.4% of total assets of Woori)

•	Reason for Inclusion: Increase in ownership through acquisition of new shares

•	Date of Inclusion: June 21, 2013

•	Date of Related Resolution of the Board of Directors of Woori: March 29, 2013

•	Number of first-tier subsidiaries of Woori before inclusion of Kumho Investment Bank: 13

•	Number of first-tier subsidiaries of Woori after inclusion of Kumho Investment Bank: 14